EXHIBIT 99.2

PROXY

Annual General Meeting of Shareholders of
CRYPTOLOGIC LIMITED
to be held on June 26, 2012

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CRYPTOLOGIC LIMITED

The undersigned shareholder of CryptoLogic Limited (the “Company”), hereby appoints DAVID BAAZOV, or failing him, DAVID GAVAGAN, or failing him JOHN LOUGHREY or instead of either of them                                                                             , as proxy with power of substitution, to attend and vote for the undersigned at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 26, 2012 at the offices of the Company, Marine House, Clanwilliam Place, Dublin 2, Ireland at the hour of 2:00 p.m. (Dublin time), and at any adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1.	FOR AGAINST WITHHOLD	☐ ☐ ☐	the election of Thomas Byrne as a director of the Company to hold office until the close of the next Annual Meeting of Shareholders of the Company or until his successor shall be elected or appointed.
2.	FOR AGAINST WITHHOLD	☐ ☐ ☐
the election of David Gavagan as a director of the Company to hold office until the close of the next Annual Meeting of Shareholders of the Company or until his successor shall be elected or appointed.

3.	FOR AGAINST WITHHOLD	☐ ☐ ☐
the election of Divyesh Gadhia as a director of the Company to hold office until the close of the next Annual Meeting of Shareholders of the Company or until his successor shall be elected or appointed.

4.	FOR AGAINST WITHHOLD	☐ ☐ ☐	the election of David Baazov as a director of the Company to hold office until the close of the next Annual Meeting of Shareholders of the Company or until his successor shall be elected or appointed.
5.	FOR AGAINST WITHHOLD	☐ ☐ ☐
the appointment of Grant Thornton Ireland as auditors of the Company to hold office until the next Annual Meeting of Shareholders of the Company or until a successor is appointed, and authorizing the directors to fix the remuneration of the auditors.

If any amendments or variations to the matters identified above or in the Notice of Meeting are proposed at the meeting or any adjournment(s) thereof, or if any other matters properly come before the meeting or any adjournment(s) thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person or persons voting the proxy.

TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH EQUITY FINANCIAL TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, CANADA, M5H 4H1 OR BY FAX AT (416) 595-9593, PRIOR TO 4:30 PM (TORONTO TIME) ON JUNE 22, 2012, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF SUCH RECONVENED MEETING.  LATE PROXIES MAY BE ACCEPTED OR REJECTED BY THE CHAIRMAN OF THE MEETING IN HIS DISCRETION, AND THE CHAIRMAN IS UNDER NO OBLIGATION TO ACCEPT OR REJECT ANY PARTICULAR LATE PROXY.

This proxy revokes and supersedes all proxies of earlier date.  THIS PROXY MUST BE DATED.

DATED this                      day of                                         , 2012

_______________________________
Signature of Shareholder

_______________________________
Name of Shareholder (Please Print)

(SEE REVERSE)

NOTES:
(1)
A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)
If an individual, please sign exactly as your shares are registered.  If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.  If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered.  If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

(3)	Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information relating to the meeting.
(4)
If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.
(6)
A "WITHHOLD" option has been included in the proxy to enable a shareholder to abstain on any particular resolution. It should be noted that a "WITHHOLD" vote is not a vote in law and will not be counted in the calculation of the proportion of votes “FOR” and “AGAINST” a resolution.

(7)	If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as proxy to attend and act at the said Meeting:
(a)	the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;
(b)	where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and
(c)	IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.
(8)
Holders on the UK register CREST who wish to appoint and/or give instructions to a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(9)
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (the CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s (Euroclear) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant RA10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting. For this purpose, the time of receipt will he taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should he communicated to the appointee through other means.